FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), scenario analyses, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading. Trading VaR relates to the main trading activities of the Group and non-trading VaR reflects reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

As part of the ongoing review and analysis of the suitability of the Group’s VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the Group’s regulatory model in 2010. The credit crisis in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the Group’s US and European businesses by replacing the absolute spread based approach with a more reliable and granular relative price based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintages as well as improving the differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

•
Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon therefore, events more severe than those in the historical data series cannot be predicted;

•	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

•	VaR that uses a one day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profits and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Market risk (continued)

The following tables analyse the VaR for the Group’s trading and non-trading portfolios excluding Structured Credit Portfolios (SCP) for the last four quarters, segregated by type of market risk exposure, and between Core, Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	30 September 2010				30 June 2010				31 March 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	50.5	74.3	74.3	38.6	44.2	42.8	60.4	33.7	47.5	54.4	64.2	32.5	38.8	50.5	59.8	28.1
Credit spread	214.0	190.8	243.2	174.5	167.4	203.0	203.2	125.5	148.8	163.3	191.5	113.0	165.4	174.8	194.7	146.7
Currency	15.4	16.7	26.2	9.3	22.6	21.4	28.0	15.6	18.6	22.2	24.7	13.9	18.9	20.7	25.5	14.6
Equity	7.2	5.4	17.9	2.7	9.6	6.7	12.0	6.6	11.3	8.2	17.3	6.6	11.1	13.1	19.8	2.7
Commodity	8.9	13.8	15.7	3.2	10.9	8.1	15.8	6.7	10.6	10.8	14.0	8.3	14.9	8.9	32.1	6.6
Diversification		(119.2)				(71.5)				(126.4)				(86.1)

Total	213.1	181.8	252.1	156.1	165.1	210.5	210.5	120.6	140.6	132.5	204.7	103.0	158.8	181.9	188.8	128.7

Core	123.8	115.0	153.4	99.6	103.6	118.1	129.0	81.4	87.2	82.4	145.4	58.9	112.9	127.3	135.4	92.8
CEM	74.7	73.0	82.4	70.4	52.5	75.5	76.5	30.6	37.5	33.6	41.2	30.3	38.5	38.6	41.0	34.3
Core excluding CEM	84.2	78.4	96.5	72.0	85.9	78.6	104.9	71.5	79.5	73.5	108.7	53.6	93.0	97.4	116.5	70.6

Non-Core	135.7	101.8	169.4	97.5	96.1	104.9	108.1	82.7	84.6	87.1	98.8	63.2	78.0	84.8	100.3	58.6

Key points

•
The average and maximum credit spread and Non-Core VaR increased overall in Q3 2010 compared with Q2 2010 due to the Group’s exit from some highly structured Non-Core positions which, due to their complexity and layering, required unwinding with different counterparties over different periods.  The timing of the unwind led to an increased VaR for a limited time during the quarter. The exit was completed in October 2010.

•	The Core VaR remained within the expected range reflecting the day-to-day trading activities.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Market risk (continued)

	30 September 2010				30 June 2010				31 March 2010				31 December 2009
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.9	6.8	24.2	6.3	8.8	10.1	11.2	6.5	10.9	11.4	13.6	8.8	12.2	15.0	16.0	9.1
Credit spread	129.1	119.5	139.3	119.4	139.5	125.1	155.1	123.0	169.5	152.7	227.2	150.6	214.8	209.5	227.9	200.5
Currency	2.8	2.0	6.1	1.5	2.1	3.4	7.6	0.9	1.4	0.9	4.9	0.3	1.6	0.6	7.0	0.5
Equity	0.4	0.5	0.5	0.3	0.4	0.4	0.8	0.3	1.3	0.8	3.4	0.2	2.8	2.3	3.4	1.7
Diversification		(22.9)				(22.4)				(13.3)				(31.6)

Total	118.8	105.9	126.5	105.9	132.3	116.6	156.4	115.0	164.3	152.5	216.2	145.5	200.4	195.8	212.6	187.4

Core	49.6	46.0	58.2	42.1	50.7	31.9	77.8	30.6	93.2	76.2	145.7	76.2	131.0	129.4	140.7	115.7
Non-Core	80.4	76.6	85.3	76.2	84.9	85.5	94.7	70.2	76.2	72.5	79.6	72.5	80.1	72.9	90.9	72.9

Key point
•	The overall reduction in total VaR was primarily driven by reduced credit spread risk during Q3 2010 as a result of disposals of some uninsured super senior tranches of CDOs and AFS assets.

VaR is not always the most appropriate measure of risk for assets in the non-trading book, particularly for those in Non-Core which will diminish over time as the asset inventory is sold down. To better represent the risk of the non-traded portfolios, the table above analyses the VaR for the non-trading portfolios but excludes SCP in Non-Core. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class and are managed on both an asset and RWA basis.  This portfolio continues to be rundown as part of the Group’s Non-Core disposal strategy.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Market risk: Structured credit portfolio (continued)

	Drawn notional (years)							Fair value (years)
	1-2	2-3	3-4	4-5	5-10	>10	Total	1-2	2-3	3-4	4-5	5-10	>10	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

CDOs
30 September 2010	-	84.3	-	19.3	99.3	518.9	721.8	-	79.2	-	16.6	85.5	177.2	358.5
30 June 2010	-	75.0	29.8	20.2	90.1	624.2	839.3	-	70.3	23.3	17.2	80.1	232.5	423.4
31 March 2010	42.5	0.7	17.1	16.5	114.7	626.2	817.7	25.5	0.7	15.6	9.9	97.8	208.1	357.6
31 December 2009	-	39.9	18.8	17.4	107.2	593.5	776.8	-	23.9	16.4	3.5	89.7	192.7	326.2

CLOs
30 September 2010	-	19.1	35.0	7.3	365.8	793.2	1,220.4	-	17.6	30.8	7.1	324.5	627.0	1,007.0
30 June 2010	-	20.0	36.7	10.8	438.8	1,004.5	1,510.8	-	18.3	31.8	10.4	389.9	810.4	1,260.8
31 March 2010	-	19.8	19.8	39.6	752.2	1,084.0	1,915.4	-	18.1	17.9	35.2	672.0	879.6	1,622.8
31 December 2009	-	-	18.5	47.1	684.8	1,113.6	1,864.0	-	-	16.8	41.3	593.5	895.6	1,547.2

MBS (1)
30 September 2010	-	46.4	28.8	5.5	403.9	590.8	1,075.4	-	34.8	26.5	4.1	264.6	379.0	709.0
30 June 2010	-	42.5	19.0	38.1	393.6	688.7	1,181.9	-	31.4	17.9	32.9	254.5	419.5	756.2
31 March 2010	-	-	50.6	30.9	436.2	824.1	1,341.8	-	-	38.6	27.0	273.0	514.0	852.6
31 December 2009	-	-	42.3	36.4	424.0	820.0	1,322.7	-	-	31.2	28.8	251.4	468.4	779.8

Other ABS
30 September 2010	58.0	66.5	210.7	56.8	485.1	547.9	1,425.0	50.1	62.5	183.4	52.1	414.3	368.2	1,130.6
30 June 2010	67.5	85.0	297.9	58.6	547.8	607.4	1,664.2	61.2	79.5	239.3	52.8	454.6	386.8	1,274.2
31 March 2010	78.6	19.8	192.5	250.6	555.5	604.2	1,701.2	70.0	18.8	153.6	221.1	462.6	381.2	1,307.3
31 December 2009	81.5	19.4	99.0	331.7	521.5	572.9	1,626.0	67.7	18.1	75.6	275.0	394.0	324.9	1,155.3

Total
30 September 2010	58.0	216.3	274.5	88.9	1,354.1	2,450.8	4,442.6	50.1	194.1	240.7	79.9	1,088.9	1,551.4	3,205.1
30 June 2010	67.5	222.5	383.4	127.7	1,470.3	2,924.8	5,196.2	61.2	199.5	312.3	113.3	1,179.1	1,849.2	3,714.6
30 March 2010	121.1	40.3	280.0	337.6	1,858.6	3,138.5	5,776.1	95.5	37.6	225.7	293.2	1,505.4	1,982.9	4,140.3
31 December 2009	81.5	59.3	178.6	432.6	1,737.5	3,100.0	5,589.5	67.7	42.0	140.0	348.6	1,328.6	1,881.6	3,808.5

Note:
(1)
Mortgage-backed securities (MBS) include sub-prime RMBS with a notional amount of £476.7 million (30 June 2010 - £562.3 million; 31 March 2010 - £696.6 million; 31 December 2009 - £681.7 million) and a fair value of £316.0 million (30 June 2010 - £349.5 million; 31 March 2010 - £457.7 million; 31 December 2009 - £415.1 million), all with residual maturities of greater than 10 years.

RBS Group – Q3 2010 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary